 Exhibit 99.1

CONDENSED CONSILDATED INTERIM
FINANCIAL STATEMENTS

FOR THREE MONTHS ENDED
MARCH 31, 2021 AND 2010

(Expressed in thousands of Canadian Dollars)

(Unaudited)

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - Expressed in thousands of Canadian Dollars)
		March 31	December 31
	Notes	2021	2020

ASSETS

Non-current assets
Restricted Cash	5(b)	$780	$791
Mineral property, plant and equipment	3	133,723	135,646
Total non-current assets		134,503	136,437

Current assets
Amounts receivable and prepaid expenses	4	844	1,477
Cash and cash equivalents	5(a)	37,720	42,460
Total current assets		38,564	43,937

Total Assets		$173,067	$180,374

EQUITY

Capital and reserves
Share capital	6	$686,341	$683,039
Reserves	6	107,484	109,245
Deficit		(629,497)	(619,978)
Total equity		164,328	172,306

LIABILITIES

Non-current liabilities
Trade and other payables	10	580	657
Total non-current liabilities		580	657

Current liabilities
Payables to related parties	9	447	848
Trade and other payables	10	7,712	6,563
Total current liabilities		8,159	7,411

Total liabilities		8,739	8,068

Total Equity and Liabilities		$173,067	$180,374

Nature and continuance of operations (note 1)
Commitments and contingencies (note 14)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are signed on the Company's behalf by:

/s/ Ronald W. Thiessen	/s/ Christian Milau
Ronald W. Thiessen	Christian Milau
Director	Director

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Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Comprehensive Loss (Income)
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)
		Three months ended March 31
	Notes	2021	2020

Expenses
Exploration and evaluation expenses	12, 15(a)	$3,286	$7,234
General and administrative expenses	12, 15(b)	2,462	2,407
Legal, accounting and audit		2,287	987
Share-based compensation	6(d)	1,322	447
Loss from operating activities		9,357	11,075
Foreign exchange loss (gain)		197	(333)
Interest income		(42)	(42)
Finance expense		22	39
Other income		(15)	–
Gain on revaluation of warrant liabilities	7	–	(24)
Net Loss		$9,519	$10,715

Other comprehensive loss (income)
Items that may be subsequently reclassified to net loss
Foreign exchange translation difference	6(g)	1,814	(10,773)
Other comprehensive loss (income)		$1,814	$(10,773)

Total comprehensive loss (income)		$11,333	$(58)

Basic and diluted loss per share	11	$0.02	$0.02

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of Canadian Dollars)
		Three months ended March 31
	Notes	2021	2020

Operating activities
Net loss		$(9,519)	$(10,715)
Non-cash or non operating items
Depreciation	3	90	159
Interest on credit facility loans	8	–	9
Interest income		(42)	(42)
Gain on revaluation of warrant liabilities	7	–	(24)
Share-based compensation		1,322	447
Unrealized exchange loss		209	(243)
Changes in working capital items
Amounts receivable and prepaid expenses		649	227
Trade and other payables		1,194	(576)
Payables to related parties		(400)	371
Net cash used in operating activities		(6,497)	(10,387)

Investing activities
Interest received on cash and cash equivalents		28	35
Net cash from investing activities		28	35

Financing activities
Transaction costs on prior issuances of shares		–	(10)
Proceeds from private placement of shares	6(b)	–	6,009
Transaction costs for the private placement of shares	6(b)	–	(89)
Proceeds from the exercise of share purchase options and warrants	6(c)-(d)	2,033	–
Payments of principal portion of lease liabilities		(63)	(96)
Repayment of credit facility loans and interest	8	–	(2,523)
Net cash from financing activities		1,970	3,291

Net decrease in cash and cash equivalents		(4,499)	(7,061)
Effect of exchange rate fluctuations on cash and cash equivalents		(241)	290
Cash and cash equivalents - beginning balance		42,460	14,038

Cash and cash equivalents - ending balance	5(a)	$37,720	$7,267

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)
	Notes	Share capital		Reserves
				Equity -	Foreign
				settled	currency		Share	Subscriptions
		Number of		share-based	translation	Investment	Purchase	received for
		shares		compensation	reserve	revaluation	Warrants	shares		Total
		(note 6(a))	Amount	reserve	(note 6(f))	reserve	(note 6(c))	(note 6(b))	Deficit	equity

Balance at January 1, 2020		422,942,680	$587,448	$70,150	$32,365	$(17)	$3,972	$693	$(556,106)	$138,505
Shares issued pursuant to private placements, net of transaction costs	6(b)	13,688,823	6,613	–	–	–	–	(693)	–	5,920
Additional transaction costs for prior year financings		–	(10)	–	–	–	–	–	–	(10)
Share-based compensation	6(d)	–	–	447	–	–	–	–	–	447
Net loss		–	–	–	–	–	–		(10,715)	(10,715)
Other comprehensive income net of tax		–	–	–	10,773	–	–	–	–	10,773
Total comprehensive income										58

Balance at March 31, 2020		436,631,503	$594,051	$70,597	$43,138	$(17)	$3,972	$–	$(566,821)	$144,920

Balance at January 1, 2021		509,046,631	$683,039	$77,018	$29,661	$(17)	$2,583	$–	$(619,978)	$172,306
Shares issued upon exercise of options per option plan	6(d)	3,049,000	1,595	–	–	–	–	–	–	1,595
Shares issued upon exercise of warrants and options not issued per option plan	6(c)	694,567	438	–	–	–	–	–	–	438
Fair value allocated to shares issued on exercise of options and warrants		–	1,269	(1,164)	–	–	(105)	–	–	–
Share-based compensation	6(d)	–	–	1,322	–	–	–	–	–	1,322
Net loss		–	–	–	–	–	–		(9,519)	(9,519)
Other comprehensive loss net of tax		–	–	–	(1,814)	–	–	–	–	(1,814)
Total comprehensive loss										(11,333)

Balance at March 31, 2021		512,790,198	$686,341	$77,176	$27,847	$(17)	$2,478	$–	$(629,497)	$164,328

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

1.
NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company is listed on the Toronto Stock Exchange ("TSX") under the symbol "NDM" and on the NYSE American Exchange ("NYSE American") under the symbol "NAK". The Company’s corporate office is located at 1040 West Georgia Street, 14th floor, Vancouver, British Columbia.

The condensed consolidated interim financial statements ("Financial Statements") of the Company as at and for the three months ended March 31, 2021, include financial information for the Company and its subsidiaries (together referred to as the "Group" and individually as "Group entities"). The Company is the ultimate parent. The Group’s core mineral property interest is the Pebble Copper-Gold-Molybdenum-Silver-Rhenium Project (the "Pebble Project") located in Alaska, United States of America ("USA" or "US"). All US dollar amounts when presented are denoted US$ and expressed in thousands, unless otherwise stated.

The Group is in the process of exploring and developing the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the Group’s mineral property interests is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing to complete the exploration and development of the Pebble Project; the Group obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the Pebble Project.

During the three months ended March 31, 2021, the Company raised net cash proceeds of $2,033 from the exercise of share purchase options and warrants (notes 6(c) – (d)).

As of March 31, 2021, the Group had $37,720 (December 31, 2020 – $42,460) in cash and cash equivalents for its operating requirements and working capital of $30,405 (December 31, 2020 – $36,526). These Financial Statements have been prepared on the basis of a going concern, which assumes that the Group will be able to raise sufficient funds to continue its exploration and development activities and satisfy its obligations as they come due. During the three months ended March 31, 2021 and 2020, the Group incurred a net loss of $9,519 and $10,715, respectively, and had a deficit of $629,497 as of March 31, 2021. The Group has prioritized the allocation of its financial resources to meet key corporate and Pebble Project expenditure requirements in the near term, including the funding of the appeal of the Record of Decision (the "ROD") (discussed below) and class action litigation (note 14(a)). Additional financing will be needed to progress any material expenditures at the Pebble Project and for working capital. Additional financing may include any of or a combination of debt, equity and/or contributions from possible new Pebble Project participants. There can be no assurances that the Group will be successful in obtaining additional financing when required. If the Group is unable to raise the necessary capital resources and generate sufficient cash flows to meet obligations as they come due, the Group may, at some point, consider reducing or curtailing its operations. As such, there is material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern.

These Financial Statements do not reflect adjustments to the carrying values and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

The Group, through the Pebble Limited Partnership ("Pebble Partnership"), initiated federal and state permitting for the Pebble Project under the National Environmental Protection Act ("NEPA") by filing documentation for a Clean Water Act ("CWA") 404 permit with the US Army Corps of Engineers ("USACE") in December 2017. The USACE published a draft Environmental Impact Statement ("EIS") in February 2019 and completed a 120-day public comment period thereon on July 2, 2019. In late July 2019, the US Environmental Protection Agency ("EPA") withdrew a Proposed Determination initiated under Section 404(c) of the CWA in 2014, which attempted to pre-emptively veto the Pebble Project before it received an objective, scientific regulatory review under NEPA. On July 24, 2020, the USACE published the final EIS. On November 25, 2020, the USACE issued a ROD rejecting the Pebble Partnership’s permit application, finding concerns with the proposed compensatory mitigation plan and determining the project would be contrary to the public interest. The ROD rejected the compensatory mitigation plan as "noncompliant" and determined the project would cause "significant degradation" and was contrary to the public interest. Based on this finding, the USACE rejected Pebble Partnership’s permit application under the CWA. On January 19, 2021, the Pebble Partnership submitted its request for appeal of the ROD with the USACE (the "RFA"). On February 24, 2021, the USACE notified the Pebble Partnership that the RFA is "complete and meets the criteria for appeal" and has assigned a review officer to oversee the administrative appeal process. The USACE has indicated that due to the complexity of issues and volume of materials associated with the Pebble Project case, the appeal process will likely take additional time to conclude beyond the federal guidelines of 90 days.

2.
SIGNIFICANT ACCOUNTING POLICIES

(a)
Statement of Compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRIC"s). They do not include all of the information required by IFRS for complete annual financial statements, and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended December 31, 2020 ("2020 annual financial statements").

These Financial Statements were authorized for issue by the Audit and Risk Committee on May 13, 2021.

(b)
Use of Judgments and Estimates

In preparing these Financial Statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

There was no change in the use of significant estimates and judgments during the current period as compared to those described in Note 2 in the 2020 annual financial statements, other than as follows:

Critical accounting judgments

Mineral Property Interest

The Group used judgement in concluding that no impairment indicators exist in relation to the Pebble Project, notwithstanding the receipt of the ROD denial of the permit for the Pebble Project, which would be considered an indicator under IFRS 6, Exploration for and Evaluation of Mineral Resources, for testing for impairment. Key to the Group’s judgement conclusion is that it has submitted an administrative appeal with the USACE, which is currently running its course, the Group will be pursuing other options available to it, and that as at March 31, 2021, and the date the Financial Statements were authorized for issuance, the Company’s market capitalization exceeded the carrying value of the Pebble Project and the Group’s net asset value.

Going Concern

The Group has employed judgement that going concern was an appropriate basis for the preparation of the Financial Statements, as the Group considered existing financial resources in determining that such financial resources are able to meet key corporate and Pebble Project expenditure requirements for at least the next twelve months (note 1).

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

(c)
Recent Accounting Pronouncements

Amendments to IAS 16, Property, Plant and Equipment

The amendments clarify the accounting for the net proceeds from selling any items produced while bringing an item of property, plant and equipment ("PPE") to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments prohibit entities from deducting amounts received from selling items produced from the cost of PPE while the Group is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing these items will be recognized in profit or loss. The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The amendments apply retrospectively, but only to assets brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Group first applies the amendments. The Group has determined that there should be no impact on the Group’s financial statements on adoption of these amendments.

3.
MINERAL PROPERTY, PLANT AND EQUIPMENT

The Group’s exploration and evaluation assets are comprised of the following:

Three months ended March 31, 2021	Mineral Property interest 1	Plant and equipment 2	Total
Cost
Balance December 31, 2020	$112,541	$3,018	$115,559
Disposal 2	–	(21)	(21)
Ending balance	112,541	2,997	115,538

Accumulated depreciation
Balance December 31, 2020	–	(2,148)	(2,148)
Depreciation charge for the period 3	–	(90)	(90)
Derecognition on disposal 2	–	17	17
Ending balance	–	(2,221)	(2,221)

Foreign currency translation difference
Balance December 31, 2020	22,083	152	22,235
Movement for period	(1,815)	(14)	(1,829)
Ending balance	20,268	138	20,406

Net carrying value – December 31, 2020	$134,624	$1,022	$135,646
Net carrying value –March 31, 2021	$132,809	$914	$133,723

Notes to tables:

1.
Comprises the Pebble Project, a contiguous block of 2,402 mineral claims covering approximately 417 square miles located in southwest Alaska, 17 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

2.
Includes Right-of-use assets ("ROU Assets"), which relate to the use of office space, a copier, hangers, yard storage and one vehicle, which was disposed of in February 2021. The following comprises ROU Assets:

Three months ended March 31, 2021	Land and Buildings	Equipment	Total
Cost Balance December 31, 2020	$1,591	$53	$1,644
Disposal during period	–	(21)	(21)
Ending balance	1,591	32	1,623

Accumulated depreciation
Balance December 31, 2020	(723)	(26)	(749)
Depreciation charge for the period 3	(62)	(4)	(66)
Derecognition on disposal	–	17	17
Ending balance	(785)	(13)	(798)

Foreign currency translation difference
Balance December 31, 2020	(69)	(1)	(70)
Movement for period	(10)	(1)	(11)
Ending balance	(79)	(2)	(81)

Net carrying value – December 31, 2020	$799	$26	$825
Net carrying value – March 31, 2021	$727	$17	$744

3.
For the three months ended March 31, 2020, total depreciation was $159 of which ROU Asset depreciation was $106. ROU Asset depreciation of $55 (2020 – $58) is included in general and administrative expenses (note 15(b)). The remainder is included in exploration and evaluation expenses.

4.
AMOUNTS RECEIVABLE AND PREPAID EXPENSES

	March 31	December 31
	2021	2020
Sales tax receivable	$79	$67
Interest, refundable deposits and other receivables	91	587
Prepaid expenses	674	823
Total	$844	$1,477

5.
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

(a)
Cash and cash equivalents

The Group’s cash and cash equivalents at March 31, 2021 and December 31, 2020, consisted of cash on hand and was invested in business and savings accounts.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

(b)
Restricted cash

The Group has cash deposited with a United States financial institution that has been pledged as collateral to the surety provider for a US$2,000 surety bond that was placed with the Alaskan regulatory authorities for a performance guarantee related to any potential reclamation liability as a condition of the Miscellaneous Land Use Permit granted to the Pebble Partnership for its ongoing activities on the Pebble Project. The cash deposit will be released once any reclamation work required has been performed and assessed by the Alaskan regulatory authorities. The cash is invested in a money market fund. For the three months ended March 31, 2021, nominal income (2020 – $2), was recognized, which has been re-invested.

6.
CAPITAL AND RESERVES

(a)
Authorized Share Capital

At March 31, 2021 and 2020, authorized share capital comprised of an unlimited number of common shares ("shares") with no par value. All shares were issued and fully paid.

(b)
Financings

January 2020

Private Placements

In January 2020, the Group completed private placements 13,688,823 shares for gross proceeds of approximately $6,708 (US$5,065). The Group received $699 of the proceeds in December 2019 and the remainder of the proceeds of $6,009 in January 2020. After transaction costs of $95 (of which $6 was incurred in 2019), net proceeds to the Group were $6,613 (of which $693 was recognized in December 2019).

(c)
Share Purchase Warrants and Options not Issued under the Group’s Incentive Plan

The following reconciles outstanding warrants and non-employee options (options that were not issued under the Group’s incentive plan (see below)), each exercisable to acquire one share, for the three months ended March 31, 2021 and 2020 respectively:

Continuity	Cannon Point options 1	Mission Gold warrants 1	Other warrants 2	Broker warrants 3	Total
Balance January 1, 2020 and March 31,2020	223,250	3,764,626	27,541,065	244,000	31,772,941
Exercised	(11,750)	(3,550,835)	(9,827,800)	(244,000)	(13,634,385)
Expired	–	(213,791)	–	–	(213,791)
Balance December 31, 2020	211,500	–	17,713,265	–	17,924,765
Exercised	(79,900)	–	(614,667)	–	(694,567)
Balance March 31, 2021	131,600	–	17,098,598	–	17,230,198

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

	Weighted averages per option/warrant
	Cannon Point options	Other warrants	Total
March 31, 2021
Exercise price	$0.36	$0.65	$0.65
Remaining life in years	1.99	0.20	0.21
December 31, 2020
Exercise price	$0.37	$0.65	$0.65
Remaining life in years	1.46	0.45	0.46

Notes to tables:

1.
The Group issued options and warrants in exchange for those which were outstanding in Cannon Point Resources Ltd. ("Cannon Point") and Mission Gold Ltd. ("Mission Gold") on the acquisition of these companies in October 2015 and December 2015, respectively. The Mission Gold warrants had an exercise price of $0.55 per warrant.

2.
Warrants were issued pursuant to the June 2016 prospectus financing, July 2016 private placement and the 2019 non-revolving term loan credit facility agreement (note 8).

3.
The Broker Warrants were issued to the underwriters pursuant to the June 2019 prospectus financing and had an exercise price of US$0.41 per warrant.

(d)
Share Purchase Option Compensation Plan

The following reconciles the Group’s share purchase options ("options") issued and outstanding pursuant to the Group’s incentive plan for the three months ended March 31, 2021 and 2020:

Continuity of options	Number of options	Weighted average exercise price ($/option)
Balance January 1, 2020	25,752,266	0.96
Forfeited	(6,000)	0.99
Balance March 31, 2020	25,746,266	0.96
Cancelled	(22,000)	1.16
Exercised	(3,991,066)	0.99
Expired	(24,200)	1.75
Forfeited	(10,500)	1.57
Granted	6,783,000	2.01
Balance December 31, 2020	28,481,500	1.20
Exercised	(3,049,000)	0.52
Balance March 31, 2021	25,432,500	1.29

For the three months ended March 31, 2021, the Group recognized share-based compensation ("SBC") of $1,322 (2020 – $447) for options. The following table summarizes information on options outstanding as at the reported dates:

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

	March 31, 2021			December 31, 2020
Exercise prices ($)	Number of options outstanding	Number of options exercisable	Weighted Average Remaining contractual life (years)	Number of options outstanding	Number of options exercisable	Weighted Average Remaining contractual life (years)
0.48	–	–	–	200,000	200,000	0.20
0.49	3,430,000	3,430,000	0.28	4,455,000	4,455,000	0.53
0.50	–	–	–	1,520,000	1,520,000	0.12
0.76	4,477,000	4,477,000	1.83	4,761,000	4,761,000	2.08
0.99	6,368,500	6,368,500	3.50	6,388,500	6,388,500	3.74
1.75	4,386,000	4,386,000	1.32	4,386,000	4,386,000	1.57
2.01	6,696,000	3,348,000	4.30	6,696,000	3,348,000	4.55
2.34	75,000	75,000	2.33	75,000	75,000	2.58
Total	25,432,500	22,084,500		28,481,500	25,133,500

The weighted average contractual life for options outstanding as at March 31, 2021, was 2.60 (December 31, 2020 – 2.59) years per option. The weighted average exercise price for exercisable options as at March 31, 2021 was $1.18 (December 31, 2020 – $1.10) per option.

Details of options exercised during the three months ended March 31, 2021 were as follows:

Month	Number of options	Weighted average exercise price ($/option)	Weighted average market share priceon exercise ($/option)
January 2021	405,000	0.50	0.82
February 2021	2,494,000	0.53	0.89
March 2021	150,000	0.48	0.89
Total	3,049,000	0.52	0.88

(e)
Deferred Share Units ("DSUs")

As at March 31, 2021 and December 31, 2020, a total of 458,129 DSUs were issued and outstanding, respectively. There have been no new grants of DSUs since 2017.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

(f)
Foreign Currency Translation Reserve

Continuity
Balance January 1, 2020	$32,365
Gain on translation of foreign subsidiaries	10,773
Balance March 31, 2020	43,138
Loss on translation of foreign subsidiaries	(13,477)
Balance December 31, 2020	29,661
Loss on translation of foreign subsidiaries	(1,814)
Balance March 31, 2021	$27,847

7.
WARRANT LIABILITIES

The Group issued warrants to the underwriters pursuant to the June 2019 prospectus financing with a US dollar exercise price, and which were treated as cash-settled warrant liabilities. Accordingly, they were recognized at fair value on date of issue as a financing cost with subsequent changes in fair value being recognized in loss. For the three months ended March 31, 2020, the Group recognized a gain of $24 on the revaluation of the warrant liabilities. The warrants were fully exercised in the year ended December 31, 2020.

8.
LOANS PAYABLE

In November 2019 and January 2020, the Group received $2,317 and $183 in loans respectively, pursuant to an unsecured non-revolving term loan credit facility agreement (the "Credit Facility") with a syndicate of lenders (the "Lenders"), two of whom are related parties. The loans earned interest at 10% per annum, payable on repayment of the loans. For the three months ended March 31, 2020, finance expense included interest paid of $9, of which $5 was paid to the two related parties. In January 2020 and February 2020, the loans including accrued interest to the date of repayment, were repaid to the Lenders.

As consideration for entering into the Credit Facility, the Group issued to the Lenders, on a pro rata basis, 466,666 share purchase warrants, each warrant exercisable for one share at the exercise price of $0.75 per share until December 2, 2021, of which 153,333 warrants were issued to the two related parties. At March 31, 2021, 199,999 (December 31, 2020 – 266,666) warrants were outstanding and are included in other warrants (note6(c)).

9.
RELATED PARTY BALANCES AND TRANSACTIONS

The components of transactions to related parties is as follows:
	March 31	December 31
Payables to related parties	2021	2020
Key management personnel ("KMP")(a)	$70	$34
Hunter Dickinson Services Inc. (b)	377	814
Total payables to related parties	$447	$848

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation. Details between the Group and other related parties are disclosed below.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

(a)
Transactions and Balances with Key Management Personnel

The aggregate value of transactions with KMP, being the Group’s directors, including Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), Company Secretary, Executive Vice President ("EVP"), Environment and Sustainability, Vice President ("VP"), Corporate Communications, VP, Engineering and VP, Public Affairs, and Pebble Partnership ("PLP") senior management including the Interim PLP CEO and Chair of Pebble Mines Corp ("PMC Chair"), Executive VP ("EVP"), Public Affairs, Senior VP ("SVP"), Corporate Affairs, SVP Engineering, VP, Permitting, and Chief of Staff (until February 19, 2021), was as follows for the three months ended March 31, 2021 and 2020:

Transactions	2021	2020
Compensation
Amounts paid and payable to HDSI for services of KMP employedby HDSI 1	$748	$614
Amounts paid and payable to KMP 2	1,060	1,217
Bonuses paid to KMP 3	–	264
Interest paid on loans received from KMP 4	–	5
	1,808	2,100
Share-based compensation 5	847	297
Total compensation	$2,655	$2,397

Notes to table:

1.
The Group’s CEO, CFO, Board Chair and senior management, other than disclosed in note 2 below, are employed by the Group through Hunter Dickinson Services Inc. ("HDSI") (refer (b)).

2.
Represents short-term employee benefits, including director’s fees paid to the Group’s independent directors, and salaries paid and payable to the PLP CEO and PMC Chair, PLP EVP, SVPs, VP and Chief of Staff. The SVP Engineering was employed by the Group through a wholly-owned US subsidiary of HDSI ("HDUS") until the end of February 2021. The Group reimbursed HDUS for costs incurred.

3.
In 2020, incentive bonuses were paid to the PLP CEO, SVP, Corporate Affairs and Chief of Staff.

4.
In January 2020, the Group repaid loans totalling $1,150 advanced by the Group’s Board Chair and CEO pursuant to the Credit Facility (note 8). $9 in interest was paid on the loans of which $5 was accrued in January 2020. The following reconciles loans repaid:

Total loans including interest payable at January 1, 2020	$971
Additional loans provided	183
Interest accrued	5
Loans repaid	(1,159)
Balance March 31, 2020	$–

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

5.
Includes cost of share purchase options issued and/or vesting during the respective periods.

Options Exercised

During the three months ended March 31, 2021, KMP exercised 1,704,400 options at a weighted average exercise price of $0.49 per option, and a weighted average market price on exercise of $0.90 per option for proceeds to the Group of $843. There were no options exercised by KMP in the three months ended March 31, 2020.

(b)
Transactions and Balances with other Related Parties

HDSI is a private company that provides geological, engineering, environmental, corporate development, financial, administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. The annually set rates also include a component of overhead costs such as office rent, information technology services and general administrative support services. HDSI also incurs third party costs on behalf of the Group, which are reimbursed by the Group at cost. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

For the three months ended March 31, 2021 and 2020, transactions with HDSI were as follows:

Transactions	2021	2020
Services rendered by HDSI:
Technical 1
Engineering	$230	$73
Environmental	104	95
Socioeconomic	122	91
Other technical services	27	32
	483	291
General and administrative
Management, consulting, corporate communications, secretarial, financial and administration	732	539
Shareholder communication	190	168
	922	707

Total for services rendered	1,405	998

Reimbursement of third party expenses
Conferences and travel	10	76
Insurance	68	51
Office supplies and information technology	106	110
Total reimbursed	184	237

Total	$1,589	$1,235

Note to table

1.
These costs are included in exploration and evaluation expenses.

Pursuant to an addendum to the management services agreement between HDSI and the Company, following a change of control, the Company is subject to termination payments if the management services agreement is terminated. The Company will be required to pay HDSI $2,800 and an aggregate amount equal to six months of annual salaries payable to certain individual service providers under the management services agreement and their respective employment agreements with HDSI.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

10.
TRADE AND OTHER PAYABLES

	March 31	December 31
Current liabilities	2021	2020
Falling due within the year
Trade 1	$7,455	$6,304
Lease liabilities 2	257	259
Total	$7,712	$6,563

Non-current liabilities
Lease liabilities 2	$580	$657
Total	$580	$657

Notes to table:

1.
At March 31, 2021, current trade liabilities includes fees due to legal counsel of US$2,578 (December 31, 2020 – US$2,578), payable in two equal tranches on April 1, 2021 and July 1, 2021 respectively, and US$635 payable on completion of a partnering transaction. On the former amount, interest at 3.5% per annum is payable, effective from February 1, 2020. As of March 31, 2021, US$105 in accrued interest is included in trade liabilities.

2.
Lease liabilities relate to lease of offices, a copier and yard storage, which have remaining lease terms of 1 to 110 months and interest rates of 9.5% – 10.5% over the term of the leases. During the three months ended March 31, 2021, the Group recognized interest expense of $22 (2020 – $30) for lease liabilities.

The following table provides the schedule of undiscounted lease liabilities as at March 31, 2021:

Total
Less than one year	$327
One to five years	532
Later than 5 years	241
Total undiscounted lease liabilities	$1,100

The Group had short-term lease commitments of less than a year relating to property leases totaling $90 as of January 1, 2021. During the three months ended March 31, 2021, the Group incurred $nil in short-term lease commitments (2020 – $62), and expensed $45 (2020 – $65).

11.
BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share for the three months ended March 31, 2021 and 2020 was based on the following:

	2021	2020
Loss attributable to shareholders	$9,519	$10,715
Weighted average number of shares outstanding (000s)	511,259	434,012

For the three months ended March 31, 2021 and 2020, basic and diluted loss per share does not include the effect of employee share purchase options outstanding (2021 – 25,432,500, 2020 – 25,746,266), non-employee share purchase options and warrants (2021 – 17,230,198, 2020 – 31,772,941) and DSUs (2021 – 458,129, 2020 – 458,129), as they were anti-dilutive.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

12.
EMPLOYMENT COSTS

During the three months ended March 31, 2021, the Group recorded $3,814 (2020 - $3,833) in salaries and benefits, including share-based payments ("SBC") of $1,322 (2020 - $447), and amounts paid to HDSI for services provided to the Group by HDSI personnel (note 9(b)). Excluding SBC, $1,335 (2020 – $1,880) and $1,557 (2020 – $1,506) have been recognized in exploration and evaluation and general and administrative expenses respectively.

13.
FINANCIAL RISK MANAGEMENT

The Group is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(a)
Credit Risk

Credit risk is the risk of potential loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations. The Group’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, restricted cash and amounts receivable. The Group limits the exposure to credit risk by only investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, in government treasury bills, low risk corporate bonds and money market funds which are available on demand by the Group when required. Amounts receivable in the table below exclude receivable balances with government agencies (note 4). The Group’s maximum exposure was as follows:

	March 31	December 31
Exposure	2021	2020
Amounts receivable	$91	$587
Restricted cash	780	791
Cash and cash equivalents	37,720	42,460
Total exposure	$38,591	$43,838

(b)
Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due. The Group ensures, as far as reasonably possible, it will have sufficient capital in order to meet short to medium term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents and restricted cash, where applicable. However, the Group has noted material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern notwithstanding the Group having positive working capital (note 1) as demands may exceed existing resources, and that it has been successful in the past in raising funds when needed. The Group’s cash and cash equivalents at the reporting date were invested in business and savings accounts (note 5(a)).

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

The Group’s financial liabilities are comprised of current trade and other payables (note 10) and payables to related parties (note 9), which are due for payment within 12 months from the reporting date, and non-current trade payables, which are due for payment more than 12 months from the reporting date. The carrying amounts of the Group’s financial liabilities represent the Group’s contractual obligations.

(c)
Foreign Exchange Risk

The Company is subject to both currency transaction risk and currency translation risk: the Pebble Partnership, Pebble Services Inc. and U5 Resources Inc. have the US dollar as functional currency, and certain of the Company’s corporate expenses are incurred in US dollars. The operating results and financial position of the Group are reported in Canadian dollars in the Group’s consolidated financial statements. As a result, the fluctuation of the US dollar in relation to the Canadian dollar will have an impact upon the losses incurred by the Group as well as the value of the Group’s assets and the amount of shareholders’ equity. The Group has not entered into any agreements or purchased any instruments to hedge possible currency risks.

The exposure of the Group's US dollar-denominated financial assets and liabilities to foreign exchange risk was as follows:

	March 31	December 31
	2021	2020
Financial assets:
Amounts receivable	$202	$649
Cash and cash equivalents and restricted cash	18,414	23,624
	18,616	24,273
Financial liabilities:
Non-current trade payables	(580)	(657)
Current trade and other payables	(6,805)	(6,170)
Payables to related parties	(150)	(650)
	(7,535)	(7,477)
Net financial assets exposed to foreign currency risk	$11,081	$16,796

Based on the above net exposures and assuming that all other variables remain constant, a 10% change in the value of the Canadian dollar relative to the US dollar would result in a gain or loss of $1,108 (December 31, 2020 – $1,680) in the reported period. This sensitivity analysis includes only outstanding foreign currency denominated monetary items.

(d)
Interest Rate Risk

The Group is subject to interest rate cash flow risk with respect to its investments in cash and cash equivalents. The Group’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents or short-term low risk investments in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Assuming that all other variables remain constant, a 100 basis points change representing a 1% increase or decrease in interest rates would have resulted in a decrease or increase in loss of $99 (2020 – $27).

(e)
Capital Management

The Group's policy is to maintain a strong capital base to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Group consists of equity, comprising share capital and reserves, net of accumulated deficit. There were no changes in the Group's approach to capital management during the period. The Group is not subject to any externally imposed capital requirements.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

(f)
Fair Value

The fair value of the Group’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

●
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●
Level 3 – Inputs that are not based on observable market data.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. Fair value measurements, which are determined by using valuation techniques, are classified in their entirety as either Level 2 or Level 3 based on the lowest level input that is significant to the measurement.

The fair value measurement of the warrant liabilities until their exercise in 2020 (note 7) was categorized within Level 2 of the hierarchy as it was exposed to market risk as they employed the quoted market price of shares and foreign exchange rates.

14.
COMMITMENTS AND CONTINGENCIES

(a)
Legal Proceedings

Class Action Litigation Relating to the USACE’s Record of Decision

On December 4 and December 17, 2020, separate putative shareholder class action lawsuits were filed against the Company and certain of its current and former officers and directors in the U.S. District Court for the Eastern District of New York regarding the drop in the price of the Company’s stock following the interim adverse decision by the USACE regarding the Pebble Project. These cases are captioned Darish v. Northern Dynasty Minerals Ltd. et al., Case No. 1:20-cv-05917-ENV-RLM, and Hymowitz v. Northern Dynasty Minerals Ltd. et al., Case No. 1:20-cv-06126-PKC-RLM. Each of the complaints was filed on behalf of a purported class of investors who purchased shares of the Company’s stock from December 21, 2017, through November 25, 2020, the date the USACE announced its decision, and seeks damages allegedly caused by violations of the federal securities laws On March 17, 2021, the two cases were consolidated and a lead plaintiff and counsel were appointed. A consolidated and amended complaint is expected to be filed in June 2021, and the Company intends to defend itself vigorously against this action.

On December 3, 2020, a putative shareholder class action lawsuit was filed against the Company, certain of its current and former officers and directors, and one of its underwriters in the Supreme Court of British Columbia regarding the decrease in the price of the Company’s stock following the USACE’s November 25, 2020, decision regarding the Pebble Project. The case is captioned Haddad v. Northern Dynasty Minerals Ltd. et al., Case No. VLC-S-S-2012849. The claim was filed on behalf of a purported class of investors, wherever they may reside, who acquired common shares of the Company’s stock between December 21, 2017, and November 25, 2020, and seeks damages for (i) alleged misrepresentations in the Company’s primary market offering documents and continuous disclosure documents, and (ii) its allegedly oppressive conduct. The Company has been served the claim and intends to defend itself vigorously. The underwriter has asserted contractual rights of indemnification against the Company for any loss that the underwriter may incur in connection with the lawsuit.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

On February 17, 2021, a putative shareholder class action lawsuit was filed against the Company, certain of its current and former officers and directors, and certain of its underwriters in the Supreme Court of British Columbia regarding the decrease in the price of the Company’s stock following (i) the USACE’s August 24, 2020 announcement that the Pebble Project could not be permitted as proposed, and (ii) the USACE’s November 25, 2020 decision regarding the Pebble Project. The case is captioned Woo v. Northern Dynasty Minerals Ltd. et al., Case No. VLC-S-S-211530. The claim was filed on behalf of a purported class of investors, wherever they may reside, who purchased securities of the Company between June 25, 2020 and November 25, 2020, and seeks damages for (i) alleged misrepresentations in the Company’s primary market offering documents and continuous disclosure documents, (ii) allegedly oppressive conduct, (iii) alleged unjust enrichment, and (iv) negligence. The Company has been served and intends to defend itself vigorously. The underwriters have asserted contractual rights of indemnification against the Company for any loss that they may incur in connection with the lawsuit.

On March 5, 2021, a putative shareholder class action lawsuit was filed against the Company, certain of its current and former officers and directors, and certain of its underwriters in the Ontario Superior Court of Justice regarding the decrease in the price of the Company’s stock following the USACE’s November 25, 2020 decision regarding the Pebble Project. The case is captioned Pirzada v. Northern Dynasty Minerals Ltd. et al., Case No. CV-21-00658284-00CP. The claim was filed on behalf of a purported class of investors, wherever they may reside, who acquired securities of the Company between June 25, 2020 and November 25, 2020, and seeks damages for (i) alleged misrepresentations in the Company’s primary market offering documents and continuous disclosure documents, (ii) allegedly oppressive conduct, and (iii) alleged negligence. The Company has been served and intends to defend itself vigorously. The underwriters haves asserted contractual rights of indemnification against the Company for any loss that they may incur in connection with the lawsuit.

Given the nature of the claims, it is not currently possible for the Company to predict the outcome nor practical to determine their possible financial effect.

Grand Jury Subpoena

On February 5, 2021, the Company announced that the Pebble Partnership and its former CEO, have each been served with a subpoena issued by the United States Attorney’s Office for the District of Alaska to produce documents in connection with a grand jury investigation apparently involving previously disclosed recordings of private conversations regarding the Pebble Project. The Company and the Pebble Partnership intend to cooperate with the investigation. The Company is not aware of any civil or criminal charges having been filed against any entity or individual in this matter. The Company also self-reported this matter to the US Securities and Exchange Commission ("SEC"), and there is a related informal inquiry being conducted by the enforcement staff of the SEC’s San Francisco Regional Office.

Indemnification Obligations

The Company is subject to certain indemnification obligations to both present and former officers and directors, including the Pebble Partnership’s former CEO, in respect to the legal proceedings described above. These indemnification obligations will be subject to limitations prescribed by law and the articles of the Company, and may also be subject to contractual limitations.

(b)
Short-term lease commitments

As of March 31, 2021, the Group has $45 in short-term lease commitments. These leases have fixed monthly payments for the remaining term.

(c)
Pipeline Right-of-Way Bond Commitment

The Group has a bond of US$300 with the Alaskan regulatory authorities for a performance guarantee related to any potential reclamation liability as a condition for a pipeline right-of-way to a subsidiary of the Pebble Partnership, the Pebble Pipeline Corporation. The Group is liable to the surety provider for any funds drawn by the Alaskan regulatory authorities.

Page | 20

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

(d)
Pebble Performance Dividend Commitment

The Group has a future commitment beginning at the outset of project construction at the Pebble Project to distribute cash generated from a 3% net profits royalty interest in the Pebble Project to adult residents of Bristol Bay villages that have subscribed as participants, with a guaranteed minimum aggregate annual payment of US$3,000 each year the Pebble mine operates.

(e)
Improvements to Camp Facilities

The Group has committed to fund improvements to camp facilities up to a maximum of US$350. As of March 31, 2021, US$149 in improvement costs have been incurred.

15.
EXPLORATION AND EVALUATION AND GENERAL AND ADMINISTRATIVE EXPENSES

(a)
Exploration and Evaluation Expenses ("E&E")

For the three months ended March 31, 2021 and 2020, E&E consisted of the following:

	Three months
E&E	2021	2020
Engineering	$1,109	$1,305
Environmental	829	3,034
Site activities	466	416
Socio-economic	827	2,357
Transportation	15	12
Other activities and travel	40	110
Total	$3,286	$7,234

(b)
General and Administrative Expenses ("G&A")

For the three months ended March 31, 2021 and 2020, G&A consisted of the following:

	Three months
G&A	2021	2020
Conference and travel	$26	$97
Consulting	279	305
Depreciation of right-of-use assets	55	58
Insurance	269	172
Office costs, including information technology	204	189
Management and administration	1,189	1,183
Shareholder communication	230	199
Trust and filing	210	204
Total G&A	$2,462	$2,407

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